Exhibit 99.3

Text advertisement convocation AGM 2024

“Shareholders of Affimed N.V. are invited to attend the annual general meeting which will be held on June 26, 2024 at at 09:00 hrs. (CET) at the offices of De Brauw Blackstone Westbroek N.V., Burgerweeshuispad 201, 1076 GR Amsterdam, the Netherlands. The record date for the meeting is May 29, 2024. The agenda with explanatory notes and the procedure for attending the meeting and exercising voting rights by written proxy are available for inspection at the office of the company: Gottlieb-Daimler Straße 2, 68165 Mannheim, Germany and at https://www.affimed.com/investors/. The agenda includes, amongst others, (i) binding nominations for the reappointment of Dr. Andreas Harstrick, Dr. Wolfgang Fischer, and Ms. Denise Michele Mueller as managing directors and (ii) a proposal to amend the articles of association of the company.’’